David G. Peinsipp

T: +1 415 693 2177

dpeinsipp@cooley.com

November 12, 2021

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Super Group (SGHC) Ltd

Amendment No.1 to Registration Statement on Form F-4

Filed October 27, 2021

File No. 333-259395

Ladies and Gentlemen:

Set forth below are the responses of Super Group (SGHC) Ltd (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated November 5, 2021, with respect to the Amendment No.1 to Registration Statement on Form F-4 filed with the Commission on October 27, 2021, File No. 333-259395 (such Registration Statement the “Registration Statement” and such amendment “Amendment No. 1”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions correspond to the Amendment No. 2, unless otherwise specified.

Amendment No.1 to Registration Statement on Form F-4 Filed October 27, 2021

Cover Page

1.

We note your revised disclosure in response to our prior comment 4 and reissue our comment in part. Please revise to consistently disclose the Founders’ total potential ownership interest assuming exercise and conversion of all dilutive securities. In this regard, we note that on your cover page and in your summary and Q&A sections, you have not included the SEAC Warrants.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover and pages 2, 5 and 19.

What happens to the funds deposited in the trust account after consummation of the Business Combination?, page 8

2.

We note your response to our prior comment 8 and reissue our comment in part. Please disclose the effective underwriting fee on a percentage basis for shares assuming the mid-point redemption of Outstanding Public Shares.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 82.

Securities and Exchange Commission

November 12, 2021

Risk Factors

Our stockholders will experience immediate dilution..., page 96

3.

We reissue our prior comment 7. Here, or in a separate discussion in the filing, please revise to include tabular disclosure of all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by the Founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19, 20, 21, 98 and 112.

Redemption Rights, page 105

4.

We reissue our prior comment 10. Please quantify the value of the SEAC warrants, based on recent trading prices, that may be retained by redeeming stockholders, assuming maximum redemptions, and identify any material resulting risks.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 107.

The Board’s Reasons for the Approval of the Business Combination, page 123

5.	Please disclose in your filing the information you provided in part (iv) of your response to our prior comment 26.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 127.

Certain Forecasted Financial Information for the Company, page 126

6.

We note your revised disclosure and response to our prior comment 19. Please further revise your disclosure to quantify, where applicable, the assumed growth rate or the change relied upon in preparing the underlying assumptions for the Company’s revenue projections. Disclose whether or not the projections are in line with historical operating trends or growth rates and, if not, explain why the change in trends is appropriate.

RESPONSE:    The Company respectfully advises the Staff that disclosure has been revised on pages 128 and 129 to incorporate (a) quantification of implied rates of growth in projected new customers acquired in 2021 and 2022; (b) quantification of adjustments applied, for sake of conservatism, to assumed deposits (and consequently revenues) per customer per month; and (c) confirmation that no further changes from the Company’s historic operating trends were relied upon in respect of any of the other assumptions used in the Company’s revenue projections.

In addition, a statement has been included on pages 128 and 129 to the effect that the projections are in line with historical operating trends and growth rates, with (in the opinion of the Company’s management) a reasonable degree of conservatism incorporated in respect of items (a) and (b) above.

Securities and Exchange Commission

November 12, 2021

Selected Historical Financial Information of SEAC, page 179

7.	Please revise to include balance sheet and statement of operations data for SEAC as of June 30, 2021 and for the six month period ended June 30, 2021.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 180 and 181.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 2 - Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 240

8.

We note the changes made to footnotes 2(aa) and 2(ff) in response to comment 31 but do not believe your revisions were fully responsive to our comment. Please revise to also disclose the interest rates on the debt repaid that were used to calculate the pro forma adjustments to interest expense.

RESPONSE:    The Company respectfully advises the Staff that Notes 2(aa) and 2(ff) of the Unaudited Pro Forma Condensed Combined Financial Information have been updated on pages 246 and 247 to disclose the interest rates on the debt repaid that were used to calculate the pro forma adjustments to interest expense.

Super Group’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 261

9.

In your discussion of your results of operations on pages 264 and 265, including your discussion of general and administrative expenses, depreciation and amortization, income tax expense and net profit you refer to your results of operations for the “years ended June 30, 2021 and June 30, 2020” when it appears you are actually discussing your results for the half year periods then ended. Please advise or revise as appropriate.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 264, 266, 267 and 269.

Consolidated Financial Statements of SGHC Limited

Notes to Consolidated Financial Statements

4. Business Combinations, page F-73

10.

In your response to comment 40, you state that you considered the uncertainty surrounding short-term licensing agreement as a potential reason for the negative goodwill. If you believe that such uncertainty relating to an asset contributes to negative goodwill, it appears you may not have properly valued the asset. Please revise or advise.

RESPONSE:    The Company respectfully advises the Staff that the Company has amended Note 4 to the Consolidated Financial Statements of SGHC Limited on page F-73 to remove reference to the uncertainty surrounding short-term licensing agreements as a potential reason for the negative goodwill as this asset has been appropriately valued in accordance with IFRS 3, and, as such, the uncertainty of the short-term licensing agreements do not contribute to the bargain purchase.

Securities and Exchange Commission

November 12, 2021

11.	Please disclose the details of the contingent obligations you reference in your response to comment 40 and explain why you are unable to estimate their fair values.

RESPONSE:    The Company respectfully advises the Staff that the following contingent obligations existed as of the acquisition date, which are still ongoing, and resulted in contingent liabilities present in the acquisitions of Gazelle and City Views, each of which’s fair value could not be determined in accordance with IFRS 3:

•	The following contingent obligations are relevant to bargain purchase arising from the acquisition of Gazelle:

In a number of African countries in which the Group operates (namely Uganda, Ghana and Zambia), contingent obligations exist in respect of the application of local indirect taxes (withholding tax and or VAT) to winnings. In each country there is a lack of clarity in respect of the definition of winnings and whether this applies to the amount staked as a bet by the customer or whether this is the net amount won by the customer. The lack of clarity on how the taxes should be calculated, along with further uncertainty over the periods from which these taxes are effective, means that it is not possible to reliably estimate the fair value of these contingent obligations. In accordance with IFRS 3 Business Combinations paragraph 23, this inability to reliably estimate the obligation results in a contingent liability that is not recognized.

•	The following contingent obligations are relevant to bargain purchase recognized arising from the acquisition of City Views:

Austria – Customer Claims

Certain subsidiaries of the Group have received a relatively small number of claims for the refund of losses from customers who are contesting the ability of Companies to operate in Austria. Whilst the Group believes it is legally entitled to operate in Austria through its Maltese license and is actively looking for a referral of this matter to the European Court of Justice, there is a contingent liability in respect of this matter. As at the date of acquisition and to date it is inherently uncertain as to whether there would be further claims from customers and whether the Company will be able to successfully defend the claims – for this reason, the Company cannot at this time make a reliable estimate of the contingent liability. In accordance with IFRS 3 Business Combinations paragraph 23, this inability to reliably estimate the obligation results in a contingent liability that is not recognized.

Other regions

There are various indirect taxes within other countries impacting the acquisition of City Views, where there is a lack of clarity around these regulations. Based on professional advice and no further guidance from the revenue authorities, these indirect taxes, at the date of acquisition, cannot be measured reliably. In accordance with IFRS 3 Business Combinations paragraph 23, this inability to reliably estimate the obligation results in a contingent liability that is not recognized.

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Securities and Exchange Commission

November 12, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David G. Peinsipp of Cooley LLP at +1 415-693-2177.

Very truly yours,

Cooley LLP

/s/ David G. Peinsipp
David G. Peinsipp

Enclosures

cc:	Justin Stock, Cooley LLP
Garth Osterman, Cooley LLP
Miguel Vega, Cooley LLP
Carl Marcellino, Ropes & Gray LLP
Paul Tropp, Ropes & Gray LLP
Rachel Phillips, Ropes & Gray LLP